National Copyright Administration of the People’s Republic of China

Certificate of Registration of the Copyright of Computer Software

Certificate No.: Ruan Zhu Deng Zi No.:1378021

Name of software:	Hui Ying Jing Fu Mobile Client Access Software (ios) [Hui Ying Jin Fu for short] V1. 1

Copyright owner:	Benefactum Alliance Business Consultant (Beijing) Co., Ltd.

Completion date of development:	Mar. 10th, 2016

Date of first issuing:	Mar. 20th, 2016

Acquisition way of right:	Original acquisition

Scope of rights	Full right

Registration No.:	2016SR199404

According to the provisions of Regulations for the Protection of Computer Software and Registration Measures for Copyright of Computer Software, the above matters are granted to be registered upon the approval of Copyright Protection Center of China.

No. 01180297	National Copyright Administration of the People’s Republic of China Copyright of computer software Special seal for registration Aug. 1st, 2016